Exhibit 99.2

TASEKO MINES LIMITED

Management’s Discussion and Analysis

This management discussion and analysis (“MD&A”) is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board for the year ended December 31, 2019 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of February 19, 2020. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus outbreak, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company’s other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

CONTENTS

OVERVIEW	3

HIGHLIGHTS	3

REVIEW OF OPERATIONS	5

GIBRALTAR OUTLOOK	7

REVIEW OF PROJECTS	8

LONDON STOCK EXCHANGE LISTING	9

MARKET REVIEW	10

FINANCIAL PERFORMANCE	10

FINANCIAL CONDITION REVIEW	14

SELECTED ANNUAL INFORMATION	18

FOURTH QUARTER RESULTS	19

SUMMARY OF QUARTERLY RESULTS	25

CRITICAL ACCOUNTING POLICIES AND ESTIMATES	25

CHANGE IN ACCOUNTING POLICIES	26

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING	26

FINANCIAL INSTRUMENTS	27

RELATED PARTY TRANSACTIONS	28

NON-GAAP PERFORMANCE MEASURES	30

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns the Florence Copper Project, which is advancing towards production, as well as the Yellowhead copper, New Prosperity gold-copper, Aley niobium and Harmony gold projects.

HIGHLIGHTS

Financial Data	Year ended December 31,			Three Months Ended December 31,
(Cdn$ in thousands, except for per share amounts)	2019	2018	Change	2019	2018	Change
Revenues	329,163	343,870	(14,707)	89,932	111,121	(21,189)
Earnings from mining operations before depletion and amortization*	70,613	112,003	(41,390)	23,921	28,450	(4,529)
Adjusted EBITDA*	51,057	98,217	(47,160)	18,246	26,489	(8,243)
Cash flows provided by operations	42,641	94,078	(51,437)	9,227	44,120	(34,893)
Earnings (loss) from mining operations	(39,143)	41,222	(80,365)	(7,459)	10,578	(18,037)
Net loss	(53,382)	(35,774)	(17,608)	(9,931)	(19,720)	9,789
Per share - basic (“EPS”)	(0.22)	(0.16)	(0.06)	(0.04)	(0.09)	0.05
Adjusted net loss*	(68,610)	(8,508)	(60,102)	(16,159)	(1,310)	(14,849)
Per share - basic (“Adjusted EPS”)*	(0.28)	(0.04)	(0.24)	(0.07)	(0.01)	(0.06)

Operating Data (Gibraltar - 100% basis)	Year ended December 31,			Three Months Ended December 31,
	2019	2018	Change	2019	2018	Change
Tons mined (millions)	100.4	111.6	(11.2)	25.8	28.4	(2.6)
Tons milled (millions)	29.9	30.1	(0.2)	7.8	7.1	0.7
Production (million pounds Cu)	125.9	125.2	0.7	33.4	25.8	7.6
Sales (million pounds Cu)	122.4	126.5	(4.1)	33.3	42.7	(9.4)

*Non-GAAP performance measure. See page 30 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

2019 Annual Review

●	Earnings from mining operations before depletion and amortization* was $70.6 million and Adjusted EBITDA* was $51.1 million;

●	Cash flows from operations was $42.6 million and capital expenditures for the year totalled $50.8 million;

●	Cash balance at December 31, 2019 was $53 million, which was $8 million higher than the end of 2018;

●	Site operating costs, net of by-product credits* was US$1.75 per pound produced, and total operating costs (C1)* was US$2.06 per pound produced;

●

Net loss for the year was $53.4 million ($0.22 per share) with depreciation $39 million greater than the prior year due to the amortization of capitalized stripping costs associated with ore mined from the Granite pit. Adjusted net loss* was $68.6 million ($0.28 per share) after adjusting for the unrealized foreign exchange gain of $15.2 million;

●	The Gibraltar Mine (100% basis) produced 125.9 million pounds of copper in 2019, a slight improvement over 2018. Copper recoveries were 86.2% and copper head grades for the year were 0.245%;

●	Gibraltar produced 2.7 million pounds of molybdenum in 2019 compared to 2.4 million pounds in 2018. Molybdenum provided a by-product credit of US$0.20 per pound of copper consistent with 2018;

●

Sales of copper were 122 million pounds in 2019 with finished goods inventory at Gibraltar (100% basis) including 5.0 million pounds of copper. This copper concentrate inventory at December 31, 2019 had a sales value of approximately $14 million for Taseko’s share;

●

Taseko continued to advance its production test facility operation at the Florence Copper project with the wellfield performing to expectation. The SX-EW plant continues to produce LME grade A copper cathode. Commercial permit applications for Phase 2 were submitted to the state and federal agencies in the middle of 2019 and permitting initiatives are underway; and

●

In February 2019, the Company acquired the remaining interests in Yellowhead Mining Inc. that it did not already own for consideration of $13 million in the Company’s common shares. On January 16, 2020, the Company published the results of its updated NI 43-101 Technical report on the Yellowhead project outlining a significantly improved development plan and economics.

Fourth Quarter Review

●	Fourth quarter earnings from mining operations before depletion and amortization* was $23.9 million, and Adjusted EBITDA* was $18.2 million;

●	Cash flow from operations was $9.2 million;

●	Site operating costs, net of by-product credits* was US$1.69 per pound produced, consistent with the prior two quarters;

●

Net loss was $9.9 million ($0.04 per share) after depletion and amortization of $31.4 million in the quarter. Adjusted net loss* was $16.2 million ($0.07 per share) after adjusting for the unrealized foreign exchange gain of $5.9 million;

●	Copper production in the fourth quarter was consistent with previous quarters at 33.4 million pounds and copper sales were 33.3 million pounds (100% basis); and

*Non-GAAP performance measure. See page 30 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

•	Molybdenum production was steady at 728 thousand pounds in Q4; molybdenum prices averaged US$9.67 per pound during the quarter down from US$11.83 per pound in Q3.

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)

Operating data (100% basis)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	YE 2019	YE 2018

Tons mined (millions)	25.8	24.7	26.6	23.3	28.4	100.4	111.6

Tons milled (millions)	7.8	7.5	7.7	6.8	7.1	29.9	30.1

Strip ratio	2.1	3.0	2.3	3.2	5.1	2.6	2.7

Site operating cost per ton milled (CAD$)*	$10.46	$10.83	$11.51	$10.88	$9.16	$10.92	$9.71

Copper concentrate

Head grade (%)	0.253	0.249	0.256	0.216	0.222	0.245	0.251

Copper recovery (%)	84.5	87.7	87.7	84.6	81.3	86.2	82.7

Production (million pounds Cu)	33.4	33.0	34.7	24.9	25.8	125.9	125.2

Sales (million pounds Cu)	33.3	33.5	32.3	23.3	42.7	122.4	126.5

Inventory (million pounds Cu)	5.0	5.0	5.5	3.1	1.6	5.0	1.6

Molybdenum concentrate

Production (thousand pounds Mo)	728	620	653	738	727	2,739	2,366

Sales (thousand pounds Mo)	791	518	708	770	738	2,787	2,304

Per unit data (US$ per pound produced)*

Site operating costs*	$1.85	$1.88	$1.92	$2.23	$1.92	$1.95	$1.80

By-product credits*	(0.16)	(0.16)	(0.21)	(0.32)	(0.30)	(0.20)	(0.20)

Site operating costs, net of by-product credits*	$1.69	$1.72	$1.71	$1.91	$1.62	$1.75	$1.60

Off-property costs	0.32	0.33	0.30	0.30	0.49	0.31	0.33

Total operating costs (C1)*	$2.01	$2.05	$2.01	$2.21	$2.11	$2.06	$1.93

*Non-GAAP performance measure. See page 30 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OPERATIONS ANALYSIS

Full-year results

In 2019, Gibraltar produced 125.9 million pounds of copper compared to 125.2 million in 2018. Copper grade for the year averaged 0.245% copper, slightly below the life of mine average grade. Copper recovery for 2019 was 86.2% and an improvement over 2018 as a result of processing improvements and processing less oxidized ore.

A total of 100.4 million tons were mined in 2019, a 10% decrease over the prior year due to the mining deeper within Granite pit resulting in longer haul distances. Waste stripping costs of $22.9 million (75% basis) were capitalized in 2019 compared to $48.8 million in 2018 as more waste stripping was performed in the Granite pit in the prior year.

Site operating costs* for the year were US$1.95 per pound of copper produced, an increase from 2018, due primarily to the greater capitalization of stripping costs in the prior year. There was also higher mining costs per ton mined in 2019 arising from greater haulage distances.

Molybdenum production for 2019 was 2.7 million pounds compared to 2.4 million pounds in 2018. This additional production was offset by a decrease in the average molybdenum price, which was US$11.36 per pound in 2019 compared to US$12.20 per pound in 2018. The resulting by-product credits per pound of copper produced* of US$0.20 remained consistent with the prior year.

Off property costs* were US$0.31 per pound of copper produced, consistent with US$0.33 per pound produced in 2018. The decrease was attributed to improved TCRCs on spot tenders in 2019 compared to 2018.

Total operating costs (C1)* were US$2.06 per pound of copper produced for the year compared to $1.93 per pound in 2018 due to the difference in site operating costs as noted above.

Fourth quarter results

Copper production in the fourth quarter was 33.4 million pounds. Copper grade for the quarter averaged 0.253%, which was in line with the life of mine average grade. Copper recovery in the mill was 84.5% during the quarter which was lower than the first three quarters as a higher percentage of oxide ore was processed. The decrease in recovery was offset by an increase in mill throughput during the quarter.

A total of 25.8 million tons were mined during the period, an increase of 1.1 million tons over the previous quarter and the ore stockpile increased by 0.5 million tons. The strip ratio for the fourth quarter was 2.1 to 1 as more mining took place in Granite. This resulted in less overall waste stripping of Pollyanna in the quarter.

Capitalized stripping costs totaled $4.3 million (75% basis) compared to $8.6 million in the prior quarter and $18.9 million in Q4 2018. The capitalized stripping costs are substantially attributable to advancement into the Pollyanna pit and associated waste stripping costs while no ore from Pollyanna has been mined yet. Total site spending (including capitalized stripping costs) was slightly lower than the previous quarter. The remaining decrease in site operating cost per ton milled*, which was $10.46 for the quarter, was due to greater throughput.

*Non-GAAP performance measure. See page 30 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Molybdenum production was 728 thousand pounds in the fourth quarter. Molybdenum prices averaged US$9.67 per pound over the fourth quarter compared to US$11.83 per pound in the prior quarter and US$12.04 per pound in Q4 2018. By-product credits per pound of copper produced* was US$0.16 in the fourth quarter.

Off-property costs per pound produced* were US$0.32 for the fourth quarter of 2019 and consist of concentrate treatment, refining and transportation costs. These costs are in line with recent quarters relative to pounds of copper sold.

Health, Safety, and Environment

Health and safety have always been a high-level commitment for Taseko, Gibraltar, and Florence management. Taseko is committed to operational practices that result in improved efficiencies, safety performance and occupational health. Nothing is more important to the Company than the safety, health and well-being of our workers and their families.

Taseko places a high priority on the continuous improvement of performance in the areas of employee health and safety at the workplace and protection of the environment. In 2019, Gibraltar had five loss time incidents and a loss time frequency of 0.68 (per 200,000 hours worked). This is lower than the British Columbia industry average loss time frequency of 0.78 (per 200,000 hours worked). The Company remains committed to a culture of safety-first, ensuring safety is the first consideration in all actions taken.

The same priority on health, safety, and environmental performance, as well as the methods and culture at Gibraltar are being imported and implemented at Florence Copper.

GIBRALTAR OUTLOOK

Gibraltar is expected to produce approximately 130 million pounds (+/-5%) on a 100% basis in 2020.

The fundamentals for copper remain strong and despite short-term volatility caused by global events including the coronavirus, most industry analysts are projecting a continued supply constraint and higher copper prices than current levels in the coming years. Expansion of overseas copper smelting capacity and tighter supply conditions resulted in a reduced benchmark for 2020 for concentrate treatment and refining charges (“TCRC”) which were set 23% below 2019 benchmark levels.

On November 6, 2019, the Company published an updated NI 43-101 Technical report on the Gibraltar Mine. Based on this updated technical report, sufficient Mineral Reserves exist to support an approximate 19-year production plan out to 2038 with annual average copper production of 130 million pounds. Mineral Resource potential exists to potentially further extend the mine life beyond the known reserves.

*Non-GAAP performance measure. See page 30 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company from the operating cash flow and credit quality of the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate long-term returns for shareholders. Our development projects are focused primarily on copper and are located in stable mining jurisdictions in British Columbia and Arizona. Our current focus is on the near term development of the Florence Copper Project.

Florence Copper Project

The Production Test Facility (“PTF”) operated as planned during 2019. Steady state operation was achieved and the focus turned to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the ore body. The Florence Copper technical team is using physical and operating control mechanisms to adjust solution chemistry and flow rates and is successfully achieving targeted copper concentration in solution. The PTF wellfield is performing to its design and the SX-EW plant continues to produce LME grade A copper cathode.

The main focus of the PTF phase is to demonstrate to regulators and key stakeholders that hydraulic control of underground leach solutions can be maintained and provide valuable data to validate the Company’s leach model as well as optimize well design and performance and hydraulic control parameters. Successful operation of the in-situ leaching process will allow permits to be amended for the full-scale commercial operation, which is expected to produce 85 million pounds of copper cathode annually for 20 years.

Two permits are required to commence construction of the commercial scale wellfield at Florence Copper. These are the Aquifer Protection Permit (“APP”) from the Arizona Department of Environmental Quality (“ADEQ”) and the Underground Injection Control (“UIC”) Permit from the U.S. Environmental Protection Agency (“EPA”). In June 2019, the Company submitted the APP application for the Phase 2 commercial facility to the ADEQ. The UIC permit application for the Phase 2 commercial facility was submitted to the EPA in August 2019. Both permits are advancing through the technical review process. The Company is in active dialogue with the regulators and targeting to have permitting for the commercial facility completed in 2020.

The Company has continued to advance various project financing options from debt providers, royalty companies, and potential joint venture partners for the Phase 2 commercial development of the Florence Copper Project. Management is targeting to have the project finance funding committed in advance of both the APP and UIC permit amendments being issued by the ADEQ and EPA, respectively.

Total net expenditures at the Florence Project for the year ended December 31, 2019 were $16.0 million including the PTF operation and other project development costs.

Yellowhead Copper Project

On February 15, 2019, the Company acquired all of the outstanding common shares of Yellowhead Mining Inc. (“Yellowhead”) that it did not already own, in exchange for 17.3 million Taseko common shares. Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

In January 2020, the Company announced the results of its technical studies on Yellowhead which resulted in a 22% increase in recoverable copper reserves and significantly improved project economics. The Company filed a new NI 43-101 technical report (“Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project” dated January 16, 2020) (the “Technical Report”) on Sedar.

The updated Technical Report outlines a new development plan for the project, which includes an 817 million tonne reserve and a 25-year mine life with a pre-tax NPV of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price. This represents a $500 million increase over the 2014 Feasibility Study completed by the previous owner. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period. Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead Copper Project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is focusing its efforts in 2020 on ongoing engagement with local communities including First Nations, environmental assessment work, additional engineering and joint venture partnering discussions with strategic industry offtake groups.

New Prosperity Gold- Copper Project

On December 5, 2019, the Company announced that the Tŝilhqot’in Nation as represented by Tŝilhqot’in National Government and Taseko have entered into a dialogue, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko’s proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko’s commercial interests and the opposition of the Tŝilhqot’in Nation to the Project. While the details of this process are confidential, in order to facilitate a dialogue, the parties have agreed to a standstill on certain outstanding litigation and regulatory matters which relate to Taseko’s tenures and the area in the vicinity of Teztan Biny (Fish Lake).

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley Niobium project continue. A pilot plant scale program commenced in the second quarter on the niobium flotation and converter processes. The pilot plant will also provide final product samples for marketing purposes. Aley project expenditures for the year ended December 31, 2019 were $0.8 million.

LONDON STOCK EXCHANGE LISTING

In October 2019, the Company announced its intention to seek a listing of the Company’s common shares on the London Stock Exchange (“LSE”) Main Market. In November 2019, the Company announced that its Prospectus for the listing of the Company’s common shares to the standard segment of the Official List and the LSE’s Main Market for listed securities (“Admission”) was approved by the UK Listing Authority. The Prospectus is published on the Company’s website and is available under the Company’s Sedar profile at www.sedar.com. Admission became effective and unconditional dealings in the common shares commenced on November 22, 2019. The Company did not raise capital in conjunction with the LSE admission.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

MARKET REVIEW

Copper                                                         Molybdenum                                                 Canadian/US Dollar Exchange

Prices (USD per pound for Commodities)

(Source Data: London Metals Exchange, Platts Metals, and Bank of Canada)

The average price of London Metals Exchange (“LME”) copper was US$2.67 per pound in the fourth quarter of 2019, which was slightly higher than the third quarter of 2019 and is approximately 4.6% lower than the fourth quarter of 2018. The average price of LME copper was US$2.72 per pound for the year ended December 31, 2019, compared to US$2.96 per pound for year ended December 31, 2018. Changes in Chinese economic demand, copper supply disruptions, global trade policies, coronavirus outbreaks, interest rate expectations and speculative investment activity have all contributed to the recent price volatility. Despite the short-term volatility, management continues to believe that the copper market will benefit from tight mine supply going forward.

The average molybdenum price averaged US$11.36 per pound for the year ended December 31, 2019. Molybdenum price averaged US$9.67 per pound in the fourth quarter of 2019, which was 18% lower than the average price in the third quarter of 2019. The Company’s sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of Gibraltar’s costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company’s operating results and unit production costs, which are reported in US dollars in this MD&A. The Canadian dollar strengthened by 4.8% for the year ended December 31, 2019.

FINANCIAL PERFORMANCE

Earnings

The Company’s net loss was $53.4 million ($0.22 per share) for the year ended December 31, 2019, compared to a net loss of $35.8 million ($0.16 per share) for 2018. The increased net loss was primarily due to lower average realized copper prices in 2019 of US$0.10 per pound, higher depreciation expense and higher production costs due to the effects of capitalized stripping. The year ended December 31, 2018 also benefited from the insurance recovery of $7.9 million. These net loss variances were partially offset by a $15.2 million unrealized foreign exchange gain in 2019 due to an overall strengthening Canadian dollar as compared to a $28.7 million loss for the same period in 2018 which saw a weakening Canadian dollar as measured at December 31 for each year.

Earnings from mining operations before depletion and amortization* was $70.6 million for 2019, compared to $112.0 million for 2018.

*Non-GAAP performance measure. See page 30 of this MD&A

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Included in net income (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the year:

	Year ended December 31,
(Cdn$ in thousands)	2019	2018	Change
Net loss	(53,382)	(35,774)	(17,608)
Unrealized foreign exchange (gain) loss	(15,228)	28,704	(43,932)

Unrealized gain on copper put options	-	(1,970)	1,970

Estimated tax effect of adjustments	-	532	(532)
Adjusted net loss *	(68,610)	(8,508)	(60,102)

*Non-GAAP performance measure. See page30 of this MD&A

The unrealized foreign exchange gain or loss is substantially driven by the translation of the Company’s US dollar denominated senior secured notes of US$250 million due in 2022 due to fluctuations in the foreign exchange rate.

Revenues

	Year ended December 31,
(Cdn$ in thousands)	2019	2018	Change
Copper contained in concentrate	321,082	350,522	(29,440)

Molybdenum concentrate	31,161	26,589	4,572

Silver	3,674	3,713	(39)

Price adjustments on settlement receivables	(419)	(10,679)	10,260
Total gross revenue	355,498	370,145	(14,647)

Less: treatment and refining costs	(26,335)	(26,275)	(60)
Revenue	329,163	343,870	(14,707)

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate*	88,462	91,426	(2,964)
Average realized copper price (US$ per pound)	2.74	2.84	(0.10)
Average LME copper price (US$ per pound)	2.72	2.96	(0.24)
Average exchange rate (US$/CAD)	1.33	1.30	0.03

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the year ended December 31, 2019 decreased by $29.4 million compared to the same period in 2018, primarily due to lower realized copper prices in the current period by US$0.10 per pound and lower sales copper volume of concentrate sold, partially offset by the weakening of the Canadian dollar relative to the US dollar.

During the year ended December 31, 2019, positive net price adjustments of $0.3 million was recorded for provisionally priced copper concentrate due to copper price trends following shipment. These adjustments were

TASEKO MINES LIMITED

Management’s Discussion and Analysis

less pronounced than in 2018, which saw a cumulative negative price adjustment of $11.3 million on a year to date basis in 2018, which resulted in a US$0.09 per pound decrease in the average realized copper price for 2018.

Molybdenum revenues for the year ended December 31, 2019, increased by $4.6 million compared to the prior year, as sales volumes were greater by 483 thousand pounds (100% basis). Molybdenum prices for the year ended December 31, 2019 averaged US$11.36 per pound, compared to US$11.94 per pound for the same prior period. During the year ended December 31, 2019, net price adjustments of negative $0.7 million were recorded for provisionally priced molybdenum concentrate (2018 – net positive price adjustment of $0.6 million).

Cost of sales

	Year ended December 31,
(Cdn$ in thousands)	2019	2018	Change
Site operating costs	244,611	219,104	25,507

Transportation costs	17,832	17,163	669

Insurance recovered	-	(7,913)	7,913

Changes in inventories of finished goods	(5,570)	2,435	(8,005)

Changes in inventories of ore stockpiles	1,677	1,078	599

Production costs	258,550	231,867	26,683

Depletion and amortization	109,756	70,781	38,975

Cost of sales	368,306	302,648	65,658

Site operating costs per ton milled*	$10.92	$9.71	$1.21

*Non-GAAP performance measure. See page 30 of this MD&A

Site operating costs for the year ended December 31, 2019, increased by $25.5 million, compared to the same prior period substantially due to less costs being capitalized in 2019 as the mine transitioned to mining more ore from the latest pushback in the Granite pit in 2019. For the year ended December 31, 2019, capitalized stripping costs were $22.9 million, compared to $48.8 million for the same period in 2018.

For the year ended December 31, 2018, the Company had recognized an insurance recovery of $7.9 million (75% basis) related to the Cariboo region wildfires in 2017.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. Inventory of copper concentrates increased by 3.4 million pounds for the year ended December 31, 2019 due to a rail strike in late November 2019 and associated backlog of freight, resulting in an increase in copper concentrate inventories (decrease in cost of sales) of $5.6 million.

Depletion and amortization for year ended December 31, 2019, increased by $39.0 million over the same period in 2018 due to increased depreciation of capitalized stripping costs for ore tons being mined from the Granite pit.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Other operating (income) expenses

	Year ended December 31,
(Cdn$ in thousands)	2019	2018	Change

General and administrative	13,804	13,957	(153)

Share-based compensation expense (recovery)	2,946	(1,544)	4,490

Project evaluation costs	3,569	1,752	1,817

Realized loss on copper put options	2,834	2,264	570

Unrealized gain on copper put options	-	(1,970)	1,970

Other income	(920)	(1,472)	552

	22,233	12,987	9,246

General and administrative costs for the year ended December 31, 2019 was comparable to the prior year period.

Share-based compensation expense increased for the year ended December 31, 2019, compared to the same period in 2018, primarily due to the revaluation of the liability for deferred share units in 2018 resulting from a decrease in the Company’s share price during the year. Share-based compensation expense is comprised of amortization of share options and performance share units and the expense for deferred share units. More information is set out in Note 22 of the December 31, 2019 consolidated financial statements.

Project evaluation costs for year ended December 31, 2019 represent costs associated with the Yellowhead project, which was acquired in the first quarter of 2019, and the New Prosperity project.

During the year ended December 31, 2019, the Company paid $2.8 million in copper put option premiums that settled during the year, compared to $2.3 million in 2018. The unrealized gain in 2018 of $2.0 million relates to the reversal of the fair value adjustment of copper put options that carried over from 2017.

Finance expenses

	Year ended December 31,
(Cdn$ in thousands)	2019	2018	Change

Interest expense	34,593	32,077	2,516

Finance expense – deferred revenue	4,154	4,182	(28)

Accretion of PER	1,577	2,305	(728)

	40,324	38,564	1,760

Interest expense increased for the year ended December 31, 2019, primarily due to the $0.7 million foreign exchange impact on US dollar denominated interest payments, $0.8 million on additional equipment related debt borrowed during the year, and $0.7 million of interest related to lease liabilities now recognized under IFRS 16.

Finance expense on deferred revenue represents the implicit financing component of the upfront deposit from the silver sales arrangement with Osisko Gold Royalties Ltd. (“Osisko”).

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Income tax

	Year ended December 31,
(Cdn$ in thousands)	2019	2018	Change
Current income tax expense	817	1,015	(198)
Deferred income recovery	(33,154)	(567)	(32,587)
	(32,337)	448	(32,785)
Effective tax rate	37.7%	1.3%	36.4%
Canadian statutory rate	27.0%	27.0%	-
B.C. Mineral tax rate	9.6%	9.6%	-

The overall income tax recovery for the year ended December 31, 2019 was mainly due to an increase in deferred income tax recovery. Deferred income taxes were recognized on losses for accounting purposes and timing differences arising from lower depreciation for tax purposes at Gibraltar. The effective tax rate is slightly above the statutory rates as foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied.

The current income tax expense represents an estimate of B.C. mineral taxes payable for the current period.

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at December 31,
(Cdn$ in thousands)	2019	2018	Change

Cash and cash equivalents	53,198	45,665	7,533

Other current assets	60,654	58,766	1,888

Property, plant and equipment	758,006	821,287	(63,281)

Other assets	12,138	47,005	(34,867)

Total assets	883,996	972,723	(88,727)

Current liabilities	50,833	47,578	3,255

Debt:

Senior secured notes	317,728	331,683	(13,955)

Equipment related financings	55,757	23,798	31,959

Deferred revenue	39,433	39,367	66

Other liabilities	118,559	183,220	(64,661)

Total liabilities	582,310	625,646	(43,336)

Equity	301,686	347,077	(45,391)

Net debt (debt minus cash and equivalents)	320,287	309,816	10,471

Total common shares outstanding (millions)	246.2	228.4	17.8

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The Company’s asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities. Concentrate inventories, accounts receivable and cash balances fluctuate in relation to transportation and cash settlement schedules.

Net debt has increased by $10.5 million in the year ended December 31, 2019. Total long-term debt increased by $18.0 million for the year ended December 31, 2019, due to two new equipment loans, a sale leaseback transaction on mining equipment at Gibraltar, a new lease for a large wheel loader, and the recognition of $5.9 million of additional lease liabilities under the new IFRS lease accounting standard as of January 1, 2019. These increases were partially offset by unrealized foreign exchange gains on the Company’s US dollar denominated debt and ongoing principal and lease repayments. The increase in the cash balance in the year ended December 31, 2019 reflects the release of restricted cash and return of reclamation deposits arising from the new form of reclamation security provided by the Company for Gibraltar.

Deferred revenue relates to the advance payment received in March 2017 from Osisko for the sale of Taseko’s share of future silver production from Gibraltar.

Other liabilities decreased by $64.7 million mainly due to the decrease in the provision for environmental rehabilitation (“PER”) and deferred tax liabilities arising from the deferred tax recovery recognized for the accounting net loss for the year. The decrease in the PER during 2019 is primarily due to changes in closure cost estimates and estimates of the long-term risk free rate. Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred (100 years), the carrying value of the PER provision is sensitive to changes in inflation and discount rate assumptions. More information on the PER is set out in Note 20 of the December 31, 2019 consolidated financial statements.

As at February 19, 2020, there were 246,194,219 common shares outstanding. In addition, there were 11,551,900 stock options and 3,000,000 warrants outstanding at February 19, 2020. More information on these instruments and the terms of their exercise is set out in Notes 19 and 21 of the December 31, 2019 consolidated financial statements.

Liquidity, cash flow and capital resources

Cash flow provided by operations during the year ended December 31, 2019, was $42.6 million compared to $94.1 million for the same period in 2018 which was impacted by the lower copper price and sales volumes in 2019 and more stripping costs being treated as capital expenditures in 2018. Cash used for net investing activities during the year ended December 31, 2019 was $16.9 million compared to $94.4 million for the same period in 2018.

Investing cash flows for the year ended December 31, 2019 includes $13.7 million of expenditures at the Florence Project, $22.9 million for capitalized stripping costs and $13.4 million for other capital expenditures at Gibraltar. Investing activities includes release of cash from other financial assets arising from the new form of reclamation security provided by the Company to Gibraltar.

Net cash used for financing activities for the year ended December 31, 2019, was $16.7 million. Gibraltar entered into three equipment re-financings during 2019 with the Company’s share of proceeds being $34.0 million. Principal repayments for leases and equipment loans were $18.9 million and interest paid was $32.0 million for the year ended December 31, 2019.

At December 31, 2019, the Company had cash and equivalents of $53.2 million (December 31, 2018 - $45.7 million). The Company continues to make monthly principal repayments for leases and equipment loans, however, there are no principal payments required on the senior secured notes until the maturity date in June

TASEKO MINES LIMITED

Management’s Discussion and Analysis

2022. The next semi-annual interest payment of US$10.9 million is due on June 15, 2020 on the senior secured notes.

Liquidity outlook

The Company has a pipeline of development stage projects, including the Florence Copper Project, and additional funding will be required to advance these projects to production. The Florence Copper Project has an estimated capital cost (based on the Company’s 2017 NI 43-101 technical report) of approximately US$204 million (plus reclamation bonding) and the Company expects to fund a portion of these costs with debt financing. The US$250 million senior secured notes (due in June 2022) allow for up to US$100 million of first lien secured debt to be issued as well as up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture. To address project funding requirements for Florence or other projects, the Company may also raise capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures. The Company may also redeem or repurchase senior secured notes on the market. The Company evaluates these alternatives based on a number of factors including, the prevailing market prices of its common shares and senior secured notes, metal prices, liquidity requirements, covenant restrictions and other factors, in order to determine the optimal mix of capital resources to address capital requirements, minimize the Company’s cost of capital, and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in development projects, debt obligations, and other uses of capital. To mitigate commodity price risks, copper put options are entered into for a substantial portion of Taseko’s share of Gibraltar copper production and the Company has a long track record of doing so (see section below “Hedging Strategy”).

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a significant portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection. The Company’s hedging strategy is designed to mitigate short-term declines in copper price.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. In February 2019, the Company spent $0.9 million to purchase copper put options that matured evenly between February and April of 2019. In August 2019, the Company spent $2.0 million to purchase copper put options that matured between September and December of 2019. In January 2020, the Company spent $0.5 million to purchase copper put options that matured between January and April 2020. The following table shows the commodity contracts that were outstanding as at the date of this MD&A.

	Notional amount	Strike price	Term to maturity	Original cost
At February 19, 2020

Copper put options	22.5 million lbs	US$2.60 per lb	February to April 2020	$0.4 million

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Commitments and contingencies

Commitments

	Payments due
($ in thousands)	2020	2021	2022	2023	2024	Thereafter	Total
Debt:

Senior secured notes	-	-	324,700	-	-	-	324,700

Interest	28,411	28,411	14,206	-	-	-	71,028

Equipment loans:

Principal	6,626	7,006	6,134	4,441	1,299	-	25,506

Interest	1,246	868	483	187	17	-	2,801

Lease liabilities:

Principal	7,983	4,943	3,286	761	810	1,314	19,097

Interest	1,007	500	254	159	110	66	2,096

Lease related obligation:

Rental payment	2,627	2,627	2,627	5,634	-	-	13,515

PER [1]	-	-	-	-	-	66,373	66,373

Other expenditures

Transportation related services [2]	8,221	5,260	877	-	-	-	14,358

Other	292	-	-	-	-	-	292

1 The provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar Mine and the Florence Copper Project. The Company has provided a surety bond of $37,500 for its 75% share of Gibraltar’s reclamation security. For the Florence Copper Project, the Company has provided to the federal and state regulator surety bonds totaling $8.3 million for reclamation security for the PTF being operated.

2 Transportation related services commitments include ocean freight and port handling services, which are both cancellable upon certain operating circumstances.

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by Gibraltar in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $16.9 million as at December 31, 2019.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

SELECTED ANNUAL INFORMATION

	For years ended December 31,

(Cdn$ in thousands, except per share amounts)	2019	2018	2017

Revenues	329,163	343,870	378,299

Net income (loss)	(53,382)	(35,774)	34,262

Per share – basic	(0.22)	(0.16)	0.15

Per share – diluted	(0.22)	(0.16)	0.15
	As at December 31,

	2019	2018	2017

Total assets	883,996	972,723	988,710

Total long-term financial liabilities	358,508	347,138	323,662

TASEKO MINES LIMITED

Management’s Discussion and Analysis

FOURTH QUARTER RESULTS

Consolidated Statements of Comprehensive Loss	Three months ended December 31,
(Cdn$ in thousands, except per share amounts)	2019	2018

Revenues	89,932	111,121

Cost of sales

Production costs	(66,011)	(82,671)

Depletion and amortization	(31,380)	(17,872)
Earnings (loss) from mining operations	(7,459)	10,578

General and administrative	(3,520)	(3,127)

Share-based compensation recovery (expense)	(678)	321

Project evaluation costs	(823)	(371)

Loss on derivatives	(684)	(873)
Other income (expense)	(461)	266
Income (loss) before financing costs and income taxes	(13,625)	6,794

Finance expenses	(10,109)	(9,691)
Finance income	113	314
Foreign exchange gain (loss)	6,147	(16,492)
Loss before income taxes	(17,474)	(19,075)

Income tax recovery (expense)	7,543	(645)
Net loss for the period	(9,931)	(19,720)

Other comprehensive income (loss):
Unrealized income (loss) on financial assets	(70)	2,297
Foreign currency translation reserve	(3,456)	8,759
Total other comprehensive income (loss) for the period	(3,526)	11,056

Total comprehensive loss for the period	(13,457)	(8,664)

Loss per share

Basic	(0.04)	(0.09)

Diluted	(0.04)	(0.09)

Weighted-average shares outstanding (thousands)

Basic	246,194	228,406

Diluted	246,194	228,406

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Consolidated Statements of Cash Flows	Three months ended December 31,
(Cdn$ in thousands)	2019	2018
Operating activities

Net loss for the period	(9,931)	(19,720)

Adjustments for:

Depletion and amortization	31,380	17,872

Income tax expense (recovery)	(7,543)	645

Share-based compensation expense (recovery)	712	(288)

Loss on derivatives	684	873

Finance expenses, net	9,996	9,377

Unrealized foreign exchange loss (gain)	(5,850)	17,887

Amortization of deferred revenue	(507)	(486)

Other operating activities	(172)	45

Net change in non-cash working capital	(9,542)	17,915
Cash provided by operating activities	9,227	44,120

Investing activities

Purchase of property, plant and equipment	(13,714)	(26,032)

Distribution of reclamation deposits	30,000	-

Release of restricted cash	6,200	-

Proceeds from copper put options	-	454

Other investing activities	(187)	438

Cash provided by (used for) investing activities	22,299	(25,140)

Financing activities

Repayment of leases and equipment financings	(3,936)	(3,309)

Interest paid	(15,503)	(15,134)

Proceeds on exercise of options	-	11
Cash used for financing activities	(19,439)	(18,432)
Effect of exchange rate changes on cash and equivalents	(766)	(175)
Increase in cash and equivalents	11,321	373
Cash and equivalents, beginning of period	41,877	45,292
Cash and equivalents, end of period	53,198	45,665

Earnings

The Company’s net loss was $9.9 million ($0.04 per share) for the three months ended December 31, 2019, compared to net loss of $19.7 million ($0.09 per share) for the same period in 2018. The decreased net loss in the current period was primarily due to the $5.9 million unrealized foreign exchange gain as compared to a $17.9 million foreign exchange loss for the same period in 2018. Contributing to the change in the current period net

TASEKO MINES LIMITED

Management’s Discussion and Analysis

loss is lower realized copper prices, and higher depreciation of capitalized stripping costs attributed to the greater ore tons being mined from the Granite pit in 2019.

Earnings from mining operations before depletion and amortization* was $23.9 million for the three months ended December 31, 2019, compared to $28.5 million for the same period in 2018.

Included in net income (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period:

	Three months ended December 31,

(Cdn$ in thousands)	2019	2018	Change
Net loss	(9,931)	(19,720)	9,789

Unrealized foreign exchange (gain) loss	(5,850)	17,887	(23,737)

Unrealized (gain) loss on copper put options	(518)	716	(1,234)

Estimated tax effect of adjustments	140	(193)	333
Adjusted net loss*	(16,159)	(1,310)	(14,849)

*Non-GAAP performance measure. See page 30 on this MD&A.

The unrealized foreign exchange gain or loss is substantially driven by the translation of the Company’s US dollar denominated senior secured notes of US$250 million due in 2022.

Revenues

	Three months ended December 31,

(Cdn$ in thousands)	2019	2018	Change

Copper in concentrate	85,347	113,790	(28,443)

Molybdenum concentrate	7,755	8,697	(942)

Silver	517	544	(27)

Price adjustment on settlement receivables	3,249	(2,954)	6,203

Total gross revenue	96,868	120,077	(23,209)

Less: treatment and refining costs	(6,936)	(8,956)	2,020
Revenue	89,932	111,121	(21,189)

(thousands of pounds, unless otherwise noted)

Copper in concentrate*	24,080	30,839	(6,759)

Average realized copper price (US$ per pound)	2.82	2.72	0.10

Average LME copper price (US$ per pound)	2.67	2.80	(0.13)

Average exchange rate (US$ per pound)	1.32	1.32	-

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Copper revenues for the three months ended December 31, 2019 decreased by $28.4 million compared to the same period in 2018, primarily due to a decrease in copper volume of concentrate sold by 6.8 million pounds, partially offset by the higher realized copper prices by US$0.10 per pound in the current period.

During the three months ended December 31, 2019, positive price adjustments of $4.4 million was recorded for provisionally priced copper concentrate due to increasing copper price trends following shipment. These adjustments resulted in a US$0.14 per pound increase to the average realized copper price for the three month period.

Molybdenum revenues for the three months ended December 31, 2019 decreased by $0.9 million compared to the same period in 2018. The decrease for the three months period was due mainly to lower molybdenum sales volumes by 53 thousand pounds (100% basis) compared to the same prior period. Molybdenum prices for the three months ended December 31, 2019 averaged US$9.67 per pound, compared to US$12.04 per pound for the three months ended December 31, 2018. During the three months ended December 31, 2019, price adjustments of negative $1.2 million were recorded for provisionally priced molybdenum concentrate.

Cost of sales

	Three months ended December 31,

(Cdn$ in thousands)	2019	2018	Change

Site operating costs	61,219	49,120	12,099

Transportation costs	5,025	4,656	369

Insurance recovered	-	(38)	38

Changes in inventories of finished goods	1,193	20,028	(18,835)

Changes in inventories of ore stockpiles	(1,426)	8,905	(10,331)

Production costs	66,011	82,671	(16,660)

Depletion and amortization	31,380	17,872	13,508

Cost of sales	97,391	100,543	(3,152)

Site operating costs per ton milled*	$10.46	$9.16	$1.30

*Non-GAAP performance measure. See page 30 on this MD&A.

Site operating costs for the three months ended December 31, 2019 increased by $12.1 million, compared to the same prior period as the mine continued to mine more ore from the latest pushback in the Granite pit in 2019 with less stripping costs occurring in the Pollyanna pit.

For the three months ended December 31, 2019, capitalized stripping costs were $4.3 million, compared to $18.9 million for the same period in 2018 due to the mining phases noted above.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. Inventory of copper in concentrate at the end the fourth quarter of 2019 was comparable to the end of the third quarter. Finished goods inventory decreased in the fourth quarter of 2018 as excess product held at Q3 2018 was sold and copper concentrate inventories returned to normal levels by the end of the year ended December 31, 2018. Inventory of copper in concentrate was reduced by 16.8 million pounds in the prior period, resulting in a decrease in inventories (increase in cost of sales) of $20.0 million.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Depletion and amortization for three months ended December 31, 2019 increased by $13.5 million, over the same period in 2018. These differences are primarily due to increased depreciation of capitalized stripping costs for ore tons being mined from the Granite pit.

Other operating (income) expenses

	Three months ended December 31,

(Cdn$ in thousands)	2019	2018	Change

General and administrative	3,520	3,127	393

Share-based compensation expense (recovery)	678	(321)	999

Project evaluation costs	823	371	452

Realized loss on copper put options	1,202	157	1,045

Unrealized (gain) loss on derivative instruments	(518)	716	(1,234)

Other income (expense)	461	(266)	727
	6,166	3,784	2,382

General and administrative costs have increased in the three months ended December 31, 2019, compared to the same prior period primarily due to increases in employee compensation from new executive appointments in the middle of 2019.

Share-based compensation expense increased for the three months ended December 31, 2019, compared to the same period in 2018, primarily due to the revaluation of the liability for deferred share units in 2018 resulting from a decrease in the Company’s share price in 2019.

Project evaluation costs for the three months ended December 31, 2019, represent costs associated with the Yellowhead project, which was acquired in the first quarter of 2019, and the New Prosperity project.

During the three months ended December 31, 2019, the Company incurred realized losses of $1.2 million from copper put options that settled during the period. The unrealized gain of $0.5 million in the fourth quarter of 2019 relates to the fair value adjustment of the copper put options that matured in the period.

Finance expenses

	Three months ended December 31,

(Cdn$ in thousands)	2019	2018	Change

Interest expense	8,914	8,157	757

Finance expense – deferred revenue	1,038	1,020	18

Accretion of PER	157	514	(357)
	10,109	9,691	418

Interest expense increased for the three months ended December 31, 2019, primarily due to $0.5 million on additional equipment related debt and capital lease liabilities, and $0.1 million of interest related to lease liabilities now recognized under IFRS 16.

Finance expense on deferred revenue represents the financing component of the upfront deposit from the silver streaming arrangement.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Income tax

	Three months ended December 31,

(Cdn$ in thousands)	2019	2018	Change
Current income tax expense	365	245	120
Deferred income tax recovery	(7,908)	400	(8,308)
	(7,543)	645	(8,188)
Effective tax rate	43.2%	3.4%	39.8%
Canadian statutory rate	27%	27%	-
B.C. Mineral tax rate	9.6%	9.6%	-

The overall income tax recovery for the three months ended December 31, 2019 was mainly due to an increase in deferred income tax recovery. Deferred income taxes were recognized on losses for accounting purposes and timing differences arising from lower depreciation for tax purposes at Gibraltar. The effective tax rate is slightly above the statutory rates as foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied. Current income tax expense represents an estimate of B.C. mineral taxes payable for the current period.

Liquidity, cash flow and capital resources

Cash flow provided by operations during the three months ended December 31, 2019 was $9.2 million compared to $44.1 million for the same period in 2018. Cash provided by investing activities during the three months ended December 31, 2019 was $22.3 million compared to cash used by investing activities of $25.1 million for the same period in 2018.

Investing cash flows in the fourth quarter includes $3.8 million of expenditures at the Florence Project, $4.3 million for capitalized stripping costs and $5.4 million for other sustaining capital expenditures at Gibraltar. The increase of cash from investing activities includes the release of restricted cash and return of reclamation deposits arising from the new form of reclamation security provided by the Company for Gibraltar.

Net cash used by financing activities for the three months ended December 31, 2019 was $19.4 million. Principal repayments for leases and equipment loans were $3.9 million and interest paid was $15.5 million for the three month period ended December 31, 2019.

At December 31, 2019, the Company had cash and equivalents of $53.2 million, an increase of $11.3 million from the prior quarter.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2019				2018
(Cdn$ in thousands, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	89,932	82,436	86,521	70,274	111,121	74,297	94,273	64,179

Net earnings (loss)	(9,931)	(24,508)	(11,012)	(7,931)	(19,720)	7,098	(4,671)	(18,481)

Basic EPS	(0.04)	(0.10)	(0.04)	(0.03)	(0.09)	0.03	(0.02)	(0.08)

Adjusted net earnings (loss) *	(16,159)	(20,561)	(17,471)	(14,419)	(1,310)	1,464	2,337	(10,999)

Adjusted basic EPS *	(0.07)	(0.08)	(0.07)	(0.06)	(0.01)	0.01	0.01	(0.05)

Adjusted EBITDA *	18,246	7,906	14,660	10,245	26,489	31,940	32,251	7,537

(US$ per pound, except where indicated)

Realized copper price *	2.82	2.56	2.69	2.91	2.72	2.63	3.13	2.98

Total operating costs *	2.01	2.05	2.01	2.21	2.11	1.58	1.98	2.33

Copper sales (million pounds)	25.0	25.1	24.2	17.5	32.0	21.6	24.2	17.1

*Non-GAAP performance measure. See page 30 of this MD&A.

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are presented in Note 2.4 of the 2019 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of

TASEKO MINES LIMITED

Management’s Discussion and Analysis

property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

The Company has adopted IFRS 16, Leases effective January 1, 2019 using the modified retrospective method. Accordingly, the comparative information presented for 2018 has not been restated. The Company assesses whether a contract is a lease or contains a lease, at the inception of a contract. The Company recognizes a right-of-use asset (“ROU asset”) and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the exception of short-term and low value leases, which are recognized on a straight-line basis over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement date, and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset and is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

Prior to January 1, 2019, leased assets in which the Company receives substantially all the risks and rewards of ownership of the asset were capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet. Assets under operating leases were not capitalized and rental payments were expensed on a straight-line basis.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P).

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

TASEKO MINES LIMITED

Management’s Discussion and Analysis

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal control over financial reporting and disclosure controls and procedures during the 2019 financial year that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2019, the Company’s internal control over financial reporting is effective based on those criteria. The Company’s certifying officers have evaluated the effectiveness of the ICFR and DC&P at the financial year end and concluded that ICFR and DC&P are effective as at December 31, 2019 based on the evaluation.

FINANCIAL INSTRUMENTS

The Company uses a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital allocation and ensure adequate liquidity exists to meet the ongoing cash requirements of the business. In the normal course of business, the Company is inherently exposed to financial risks, including market risk, commodity price risk, interest rate risk, currency risk, liquidity risk and credit risk. The Company manages these risks in accordance with its risk management policies. To mitigate some of these inherent business risks, the Company uses commodity derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are summarized in Note 7 to the consolidated financial statements. The financial risks and the Company’s exposure to these risks, is provided in various tables in Note 25 of the consolidated financial statements. For a discussion on the methods used to value financial instruments, as well as significant assumptions, refer also to Notes 2 and 25 of the consolidated financial statements.

Summary of Financial Instruments	Carrying Amount	Associated Risks

Financial assets

Amortized cost

Cash and equivalents	53,198	Interest rate

Accounts receivable	13,791	Credit Market

Fair value through other comprehensive income (FVOCI)

Marketable securities	730	Market

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Investment in subscription receipts	2,400	Market
Financial liabilities

Accounts payable and accrued liabilities	43,685	Currency

Senior secured notes	317,728	Currency

Leases	19,097	Interest rate

Lease related obligation	11,288	Interest rate

Secured equipment loans	25,372	Currency Interest rate

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (“RCA Trust”) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-months’ to 18-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months’ to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share-based option program (refer to Note 21 of the consolidated financial statements).

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Year ended December 31,
(Cdn$ in thousands)	2019	2018

Salaries and benefits	6,757	6,467

Post-employment benefits	1,639	2,061

Share-based compensation expense (recovery)	2,710	(1,914)
	11,106	6,614

Other related parties

 (a) Termination of Service Agreement with HDSI

On December 31, 2018, the Company terminated the services agreement with Hunter Dickinson Services Inc. (“HDSI”), which was a related party as three directors of the Company are also principals of HDSI. In 2018 and prior years, HDSI invoiced the Company for their executive services (director fees) and for other services provided by HDSI under a services agreement dated July 2010.

Effective from January 1, 2019, HDSI no longer provides services to the Company, and the Company had no transactions with HDSI, except for a reimbursement of warehouse rental costs in the amount of $10 and $39 for the three and twelve-month periods ended December 31, 2019.

For the year ended December 31, 2018, the Company incurred total costs of $1,344 in transactions with HDSI. Of these, $537 related to administrative, legal, exploration and tax services, $527 related to reimbursements of office rent costs, and $280 related to director fees for two Taseko directors who are also principals of HDSI.

 (b) Gibraltar Joint Venture

Under the terms of the joint venture operating agreement, Gibraltar pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of Gibraltar and invoices the Gibraltar for these expenses

For the year ended December 31, 2019, net management fee income for $1,186 (2018: $1,167) and net reimbursable compensation expenses and third party costs of $95 (2018: $141) were charged to the joint venture.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended December 31,		Year ended December 31,

(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2019	2018	2019	2018

Cost of sales	97,391	100,543	368,306	302,648

Less:

Depletion and amortization	(31,380)	(17,872)	(109,756)	(70,781)

Insurance recovered	-	38	-	7,913

Net change in inventories of finished goods	(1,193)	(20,028)	5,570	(2,435)

Net change in inventories of ore stockpiles	1,426	(8,905)	(1,677)	(1,078)

Transportation costs	(5,025)	(4,656)	(17,832)	(17,163)

Site operating costs	61,219	49,120	244,611	219,104

Less by-product credits:

Molybdenum, net of treatment costs	(5,205)	(7,643)	(25,223)	(23,419)

Silver, excluding amortization of deferred revenue	30	(118)	(557)	(327)

Site operating costs, net of by-product credits	56,044	41,359	218,831	195,358

Total copper produced (thousand pounds)	25,047	19,372	94,428	93,888

Total costs per pound produced	2.24	2.13	2.32	2.08

Average exchange rate for the period (CAD/USD)	1.32	1.32	1.33	1.30
Site operating costs, net of by-product credits (US$ per pound)	1.70	1.62	1.75	1.60

Site operating costs, net of by-product credits	56,044	41,359	218,831	195,358

Add off-property costs:

Treatment and refining costs	5,520	7,764	21,417	22,381

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Transportation costs	5,025	4,656	17,832	17,163
Total operating costs	66,589	53,779	258,080	234,902
Total operating costs (C1) (US$ per pound)	2.01	2.11	2.06	1.93

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

•	Unrealized foreign currency gains/losses; and
•	Unrealized gain/loss on copper put options.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended December 31,		Year ended December 31,

($ in thousands, except per share amounts)	2019	2018	2019	2018

Net loss	(9,931)	(19,720)	(53,382)	(35,774)

Unrealized foreign exchange (gain) loss	(5,850)	17,887	(15,228)	28,704

Unrealized (gain) loss on copper put options	(518)	716	-	(1,970)

Estimated tax effect of adjustments	140	(193)	-	532

Adjusted net loss	(16,159)	(1,310)	(68,610)	(8,508)

Adjusted EPS	(0.07)	(0.01)	(0.28)	(0.04)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

•	Unrealized foreign exchange gains/losses;
•	Unrealized gain/loss on copper put options; and
•	Amortization of share-based compensation.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

	Three months ended December 31,		Year ended December 31,

($ in thousands)	2019	2018	2019	2018

Net loss	(9,931)	(19,720)	(53,382)	(35,774)

Add:

Depletion and amortization	31,380	17,872	109,756	70,781

Finance expense	10,109	9,691	40,324	38,564

Finance income	(113)	(314)	(1,202)	(1,254)

Income tax expense (recovery)	(7,543)	645	(32,337)	448

Unrealized foreign exchange (gain) loss	(5,850)	17,887	(15,228)	28,704

Unrealized (gain) loss on copper put options	(518)	716	-	(1,970)

Amortization of share-based compensation expense (recovery)	712	(288)	3,126	(1,282)

Adjusted EBITDA	18,246	26,489	51,057	98,217

Earnings (loss) from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended December 31,		Year ended December 31,

(Cdn$ in thousands)	2019	2018	2019	2018

Earnings (loss) from mining operations	(7,459)	10,578	(39,143)	41,222

Add:

Depletion and amortization	31,380	17,872	109,756	70,781

Earnings from mining operations before depletion and amortization	23,921	28,450	70,613	112,003

Site operating costs per ton milled

	Three months ended December 31,		Year ended December 31,

(Cdn$ in thousands, except per ton milled amounts)	2019	2018	2019	2018

Site operating costs (included in cost of sales)	61,219	49,120	244,611	219,104

Tons milled (thousands) (75% basis)	5,855	5,361	22,405	22,569

Site operating costs per ton milled	$10.46	$9.16	$10.92	$9.71